SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017 (Report No. 1)
Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 SmartAction Joins NICE inContact DEVone Program to Provide AI-Powered Intelligent Self-Service to Contact Centers on CXexchange Marketplace, Dated December 04, 2017.

99.2 One of Australia’s Largest Insurers Selects NICE’s Nexidia Analytics Solution to Improve Customer Experience, Dated December 05, 2017.

99.3 NICE Launches Global Compliance Assurance Webinar Series, Dated December 05, 2017.

99.4 Frost & Sullivan Recognizes NICE with Technology Leadership Award for Investigation and Evidence Management Solutions, Dated December 06, 2017.

99.5 NICE Robotic Process Automation and Desktop Analytics Rated a Market Leader in Product Satisfaction, Dated December 06, 2017.

99.6 NICE Accelerates Momentum to Fortify its Market Leadership in Cognitive Process Automation and Artificial Intelligence with New Customer Wins and Innovative Technology, Dated December 07, 2017.

99.7 IMImobile Joins NICE inContact DEVone Program to Provide Omnichannel Chat on CXexchange Marketplace, Dated December 11, 2017.

99.8 Jefferson County, Colorado Selects NICE Inform for New Consolidated 9-1-1 Center Merging Eight Regional Centers, Dated December 12, 2017.

99.9 NICE Enhances NICE COMPASS with Automated System Health Checks for Voice Trade Communications and Recording, Dated December 12, 2017.

100.0 NICE Partners with Brightstar, Expanding Investment in the Southeast Asia Market, Dated December 14, 2017.

100.1 NICE inContact CXone Rated Highest in Product Satisfaction by Customers in DMG Consulting Report, Dated December 18, 2017.

100.2 NICE Enhances NICE COMPASS with Automated Compliance Assurance Reporting to Help Financial Services Organizations Comply with MiFID II, Dated December 21, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Hagit Yinon
Name: Hagit Yinon
Title: Corp. VP, Finance
Dated: January 8, 2018

EXHIBIT INDEX

99.1 SmartAction Joins NICE inContact DEVone Program to Provide AI-Powered Intelligent Self-Service to Contact Centers on CXexchange Marketplace, Dated December 04, 2017.

99.2 One of Australia’s Largest Insurers Selects NICE’s Nexidia Analytics Solution to Improve Customer Experience, Dated December 05, 2017.

99.3 NICE Launches Global Compliance Assurance Webinar Series, Dated December 05, 2017.

99.4 Frost & Sullivan Recognizes NICE with Technology Leadership Award for Investigation and Evidence Management Solutions, Dated December 06, 2017.

99.5 NICE Robotic Process Automation and Desktop Analytics Rated a Market Leader in Product Satisfaction, Dated December 06, 2017.

99.6 NICE Accelerates Momentum to Fortify its Market Leadership in Cognitive Process Automation and Artificial Intelligence with New Customer Wins and Innovative Technology, Dated December 07, 2017.

99.7 IMImobile Joins NICE inContact DEVone Program to Provide Omnichannel Chat on CXexchange Marketplace, Dated December 11, 2017.

99.8 Jefferson County, Colorado Selects NICE Inform for New Consolidated 9-1-1 Center Merging Eight Regional Centers, Dated December 12, 2017.

99.9 NICE Enhances NICE COMPASS with Automated System Health Checks for Voice Trade Communications and Recording, Dated December 12, 2017.

100.0 NICE Partners with Brightstar, Expanding Investment in the Southeast Asia Market, Dated December 14, 2017.

100.1 NICE inContact CXone Rated Highest in Product Satisfaction by Customers in DMG Consulting Report, Dated December 18, 2017.

100.2 NICE Enhances NICE COMPASS with Automated Compliance Assurance Reporting to Help Financial Services Organizations Comply with MiFID II, Dated December 21, 2017.